

August 8, 2012

<u>Via E-mail</u>
Joseph W. Roberts
Executive Vice President and Chief Financial Officer
Alterra Capital Holdings Limited
Alterra House
2 Front Street
Hamilton, HM 11
Bermuda

Re: **Alterra Capital Holdings Limited**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 000-33047

Dear Mr. Roberts:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 32

1. You state that "While any proceeding contains an element of uncertainty, we currently do not believe that the ultimate outcome of all outstanding litigation, arbitrations and inquiries will have a material adverse effect on our consolidated financial condition, operating results and/or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on our results of operations in a particular fiscal quarter or year." Please revise your disclosure to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated, as required by ASC 450-20-50-3 and 50-4. If you cannot make an estimate,

please disclose the facts and circumstances that prevent you from making such an estimate as well as a discussion of what is being sought in those proceedings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Reserve for property and casualty losses
Property and casualty loss reserve development, page 42

2. Your loss development table is presented net of reinsurance. Please revise your loss development table to present the information required by Industry Guide 6 on a gross basis for all fiscal years. If you believe that the presentation on a basis net of reinsurance is meaningful to investors, please include the gross re-estimated liability as of the end of the latest re-estimation period with separate disclosure of the related re-estimated reinsurance recoverable for each year in the table. We note that you have already included the gross cumulative redundancy or deficiency.

Financial Statements
Notes to the Consolidated Financial Statements
3. Investments
Restricted Assets, page 115

3. You state that at December 31, 2011, $453 million in cash and cash equivalents are restricted. Please explain why these "restricted" assets are not separately classified on the Consolidated Balance Sheets in accordance with Rule 7-03(a)(2) of Regulation S-X.

5. Business Combination, page 120

4. We have the following questions about the "Negative goodwill gain" of $95.8 million recognized in your 2010 Statements of Operations:
   - Please tell us specifically how you considered and applied the guidance in ASC 805-30-25-4 and ASC 805-30-30-4 through 6 in reassessing whether you have correctly identified all of the assets acquired and all of the liabilities assumed prior to recognizing a gain on this bargain purchase.
   - Tell us in detail the methodologies used in determining fair value of the assets and liabilities and whether you employed the services of an independent expert for this purpose. Revise your disclosure to describe why the transaction resulted in a gain. Refer to ASC 805-30-50-1f.

15. Income Taxes, page 131

    5. Please disclose why income taxes paid disclosed on the statement of cash flows is significantly lower than current income tax expense in each year.

17. Statutory Requirements and Dividend Restrictions, page 135

    6. With respect to your statutory disclosures, please revise your disclosure to provide amounts on an audited basis as is required by ASC 944-505-50. Further, disclose the amount of statutory net income or loss for each period. Refer to Rule 7-03(a)(23)(c) of Regulation S-X.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel N. Parker
Accounting Branch Chief